

May 13, 2024

Richard Leggett
Chief Executive Officer
Blue Ocean Acquisition Corp
2 Wisconsin Circle
7th Floor
Chevy Chase, MD 20815

Re: Blue Ocean Acquisition Corp
Preliminary Proxy Statement
Response dated May 9, 2024
File No. 001-41112

Dear Richard Leggett:

We have reviewed your May 9, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 7, 2024 letter.

Preliminary Proxy Statement on Schedule 14A

General

1. Given your response to prior comment 1, please revise your proxy statement to disclose your plans to amend the Agreement and Plan of Merger to amend the conditions which will extend the Termination Date from June 7, 2024 to December 7, 2024.

Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenny S. Terrero, Esq.